SNOW LAKE RESOURCES LTD.

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

September 30, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E. Washington, D.C. 20549
Attn: Michael Purcell

Re:	Snow Lake Resources Ltd.

Request for Withdrawal of Registration Statement on Form F-1

File No. 333-267600

Dear Mr. Purcell:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Snow Lake Resources Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form F-1 (File No. 333-267600), initially filed with the Commission on September 19, 2022, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”).

At this time, the Registrant has determined not to proceed with its public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Snow Lake Resources Ltd., 242 Hargrave Street, #1700, Winnipeg, Manitoba R3C 0V1 Canada, with a copy to the Company’s counsel, Bevilacqua PLLC, Attn: Louis A. Bevilacqua, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, facsimile number (202) 869-0889.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Louis A. Bevilacqua, Esq. of Bevilacqua PLLC, U.S. counsel of the Company, at (202) 869-0888, ext. 100.

Sincerely,

SNOW LAKE RESOURCES LTD.

By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.